FB Financial Corporation

211 Commerce Street, Suite 300

Nashville, Tennessee 37201

November 8, 2017

BY EDGAR SUBMISSION

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	FB Financial Corporation

Registration Statement on Form S-3

Filed October 26, 2017 (amended on November 7, 2017)

File No. 333-221149

Dear Ms. Anagnosti:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, FB Financial Corporation, a Tennessee corporation, hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement to Thursday, November 9, 2017 at 4:00 P.M., Washington D.C. time, or as soon thereafter as practicable. Please contact Kyle G. Healy at (404) 881-4421 of Alston & Bird LLP with any questions you may have concerning this request and to confirm when this request for acceleration has been granted

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Very truly yours,

FB Financial Corporation

By:	/s/ Christopher T. Holmes
Name:	Christopher T. Holmes
Title:	Chief Executive Officer and President

[Signature Page to Acceleration Request]